Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

SUPPLEMENT NO. 10 DATED DECEMBER 19, 2014

TO THE PROSPECTUS DATED OCTOBER 2, 2014

This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated October 2, 2014, Supplement No. 6 dated November 19, 2014, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 7 dated December 5, 2014, Supplement No. 8 dated December 15, 2014, and Supplement No. 9 dated December 18, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.

The purpose of this supplement is to describe updates to our management.

Management

The following information supersedes and replaces the first paragraph of the section of our prospectus captioned “Management – Executive Officers and Directors” on page 64 of the prospectus.

Michael T. Ezzell serves as our chief executive officer and president, and Simon J. Misselbrook serves as our chief financial officer and treasurer. We do not directly compensate Messrs. Ezzell or Misselbrook for their services as executive officers of our company, nor do we reimburse our advisor or any affiliate of our advisor for their salaries or benefits. We have provided below certain information about our executive officers and directors.

Name	Age*	Position(s)
Michael T. Ezzell	39	Director, Chief Executive Officer and President
Simon J. Misselbrook	36	Chief Financial Officer and Treasurer
P. Anthony Nissley	62	Independent Director
James F. Risoleo	59	Independent Director

*	As of December 19, 2014.

The “Management – Executive Officers and Directors” section beginning on page 64 of the prospectus is supplemented with the following information.

Michael T. Ezzell has served as our director, chief executive officer and president since December 2014 and has served as executive vice president of our advisor since March 2014. In addition, Mr. Ezzell serves or served in the following positions for certain other programs sponsored by Cole Capital®:

Entity	Position(s)	Dates
Cole Real Estate Income Strategy (Daily NAV), Inc.	Chairman of the Board of Directors, Chief Executive Officer and President	December 2014 – Present
Cole REIT Advisors, LLC, Cole REIT Advisors III, LLC, Cole Corporate Income Advisors, LLC, Cole REIT Advisors IV, LLC, Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC, Cole REIT Advisors V, LLC, Cole Capital Partners, LLC, Cole Capital Advisors, Inc., Cole Capital Corporation	Executive vice president	March 2014 – Present

Mr. Ezzell has served as executive vice president, private capital markets at Cole Capital since March 2014. In this role, Mr. Ezzell provides strategic direction and oversees all aspects of private capital management for Cole Capital, including product development, external and internal sales, marketing, broker/dealer relations, due diligence and securities operations. Mr. Ezzell served as senior vice president, product and business development at Cole Capital from January 2010 until March 2014. Prior to joining Cole Capital and its affiliates in January 2010, Mr. Ezzell was employed by AIG Advisor Group from November 2004 until January 2010, most recently as director of investment research. Mr. Ezzell was actively involved in the due diligence and research of all packaged investment products and programs for AIG Advisor Group’s four independent broker-dealers with a network of approximately 6,000 independent financial advisors. Mr. Ezzell also served as a vice president with J.P. Carey Asset Management from 1998 until 2004. Mr. Ezzell received a B.A. degree with a double major in Economics and Political Science from Stetson University. He holds FINRA Series 7, 24 and 63 licenses.

Mr. Ezzell was selected to serve as a director because of his extensive capital markets experience and investment expertise, in addition to his leadership role at Cole Capital, all of which are expected to bring valuable insight to the board of directors.